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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49118

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Investment Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 Glenwood Avenue
(No. and Street)

Raleigh (City) NC (State) 27603 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard K. Bryant 919-831-2370
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor, Tillery & Roberts, LLP
(Name – *if individual, state last, first, middle name*)

P.O. Box 18068 (Address) Raleigh (City) NC (State) 27619 (Zip Code)

SEC Mail Processing Section
FEB 26 2009
Washington, DC
111

SEC Mail Processing Section
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Richard K. Bryant, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Investment Brokerage, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

ANNE D. KING
NOTARY PUBLIC
WAKE COUNTY, NC
My Commission Expires 4-3-2010.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Independent Auditors' Report

The Board of Directors
Capital Investment Brokerage, Inc.:

We have audited the accompanying balance sheets of Capital Investment Brokerage, Inc. (the "Company") as of December 31, 2008 and 2007, and the related statements of income and retained earnings and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1-3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Batchelor, Tillery & Roberts, LLP

February 19, 2009

CAPITAL INVESTMENT BROKERAGE, INC.

Balance Sheets

December 31, 2008 and 2007

Assets	2008	2007
Current assets:		
Cash and cash equivalents	$ 251,776	782,113
Accounts receivable	287,973	184,840
Prepaid expenses	22,600	-
Total current assets	562,349	966,953
Property and equipment, at cost:		
Office equipment	65,116	65,116
Less accumulated depreciation	(65,116)	(65,116)
Property and equipment, net	-	-
Goodwill	260,435	260,435
	$ 822,784	1,227,388

Liabilities and Stockholders' Equity	2008	2007
Current liabilities:		
Commissions payable	180,322	156,554
Accounts and other payables	4,876	30,046
Accrued retirement	12,000	12,000
Total current liabilities	197,198	198,600
Stockholders' equity:		
Common stock, no par value	386,000	386,000
Retained earnings	239,586	642,788
Total stockholders' equity	625,586	1,028,788
	$ 822,784	1,227,388

See accompanying notes to financial statements.

CAPITAL INVESTMENT BROKERAGE, INC.

Statements of Income and Retained Earnings

Years ended December 31, 2008 and 2007

	2008	2007
Revenues	$ 4,370,278	5,444,802
Operating expenses:		
Wages and salaries	285,780	483,958
Management fees	235,400	183,000
Commissions	3,484,997	3,950,918
Registration and fees	40,288	8,626
Publications	3,716	1,671
Legal and professional	60,491	102,214
Insurance	32,333	16,381
Taxes and licenses	10,975	9,587
Retirement	12,000	12,000
Miscellaneous	2,019	703
	4,167,999	4,769,058
Operating income	202,279	675,744
Other income (expense):		
Interest income	11,856	29,514
Interest expense	-	(9,881)
	11,856	19,633
Net income	214,135	695,377
Retained earnings, beginning of year	642,788	428,529
Dividends paid	(617,337)	(481,118)
Retained earnings, end of year	$ 239,586	642,788

See accompanying notes to financial statements.

CAPITAL INVESTMENT BROKERAGE, INC.

Statements of Cash Flows

Years ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities:		
Net income	$ 214,135	695,377
Adjustments to reconcile net income		
to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable	(103,133)	(58,611)
Prepaid expenses	(22,600)	-
Accounts and other payables	(25,170)	27,155
Commissions payable	23,768	54,302
Net cash provided by operating activities	87,000	718,223
Cash flows from financing activities - payment of dividends	(617,337)	(481,118)
Net (decrease) increase in cash and cash equivalents	(530,337)	237,105
Cash and cash equivalents, beginning of year	782,113	545,008
Cash and cash equivalents, end of year	$ 251,776	782,113
Supplemental disclosure of cash flow information:		
Interest paid	$ -	9,881

See accompanying notes to financial statements.

(1) Organization and Significant Accounting Policies

The Company was incorporated as Capital Investment Brokerage, Inc., a North Carolina corporation, on October 15, 1996 to provide investment services to investors as a fully-disclosed introducing broker-dealer. The Company operates in North Carolina and is licensed to operate in approximately fifteen other states. It operates in states other than North Carolina primarily through independent representatives. The Company is a registered broker-dealer in securities with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industries Regulatory Authority, Inc. (FINRA). The Company's securities are cleared through a clearing broker-dealer. The Company does not maintain customers' security accounts nor does it perform custodial functions related to customer securities.

Revenue Recognition

The Company recognizes revenue from securities transactions on a trade-date basis.

Basis of Presentation

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

For purposes of the financial statements, cash and cash equivalents include cash, deposits in interest-bearing accounts, and other financial instruments with original maturities of less than three months.

Accounts Receivable

The Company writes off doubtful receivables in amounts equal to the estimated collection losses that will be incurred. No allowance is required for 2008 and 2007.

Property and Equipment

Property and equipment is recorded at cost and depreciated over its estimated useful lives of five to seven years using accelerated and straight-line methods.

Income Taxes

The Company has elected S corporation status under the Internal Revenue Code whereby its income is taxed to the individual stockholders; therefore, there is no provision for income taxes for the Company.

(1) Organization and Significant Accounting Policies, Continued

Income Taxes, Continued

In June 2006, the FASB (Financial Accounting Standards Board) issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109, "Accounting for Income Taxes". FIN 48 created a single model to address accounting for uncertain income tax positions and established a minimum recognition threshold a tax position must meet before being recognized in the financial statements. In December 2008, the FASB delayed the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has deferred adoption of FIN 48 until its 2009 financial statements. Management anticipates that the adoption of FIN 48 will not have a material impact on the Company's financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Goodwill

Goodwill represents the aggregate excess of the cost of assets acquired over their fair value at the date of acquisition. Each year the Company completes a goodwill impairment test. Under the impairment test, if a reporting unit's carrying amount exceeds its estimated fair value, a goodwill impairment is recognized to the extent that the reporting unit's carrying amount of goodwill exceeds the implied fair value of the goodwill. Fair value of the Company was estimated using discounted cash flows and market multiples. No impairment occurred in 2008 or 2007.

(2) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital of $50,000, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2008, the Company had net capital of $270,720 which was $220,720 in excess of required net capital, and its ratio of aggregate indebtedness to net capital was 0.73 to 1.

(3) Related Parties

The Company is related to Capital Investment Group, Inc. by common ownership. The Company paid Capital Investment Group, Inc. $235,400 in 2008 and $183,000 in 2007 in management fees for the use of its office space and support staff.

The Company receives fees from Capital Investment Counsel, Inc. (a related company) as required by SEC and FINRA regulations on a monthly basis for accounts under management by Capital Investment Counsel, Inc. Total fees received in 2008 and 2007 were $670,680 and $803,479, respectively.

The Company receives fees from Capital Advisors, LLC (a company related by common ownership) for accounts under management. Total fees received in 2008 and 2007 were $217,520 and $239,638, respectively.

(4) Common Stock

The authorized, issued and outstanding common stock as of December 31, 2008 and 2007 of the Company consisted of the following:

	Shares Issued and Outstanding
Common stock - class A, voting, 51,500 shares authorized	29,712
Common stock - class B, non-voting, 48,500 shares authorized	26,675
Total shares	56,387

(5) Pension Plan

The Company maintains a defined contribution pension plan and a 401(k) profit sharing plan in accordance with applicable Internal Revenue Service guidelines. Contributions for 2008 and 2007 were $12,000 for each year.

(6) Line of Credit

The Company maintains a line of credit with a bank with a maximum credit limit of $150,000 and interest payable monthly at the bank's prime rate (3.25% and 8.0% as of December 31, 2008 and 2007, respectively). The line is collateralized by accounts receivable and equipment. There were no outstanding borrowings as of December 31, 2008 and 2007.

(7) Concentrations of Credit Risk

The Company maintains cash balances at several financial institutions and accounts at each institution are insured by the Federal Deposit Insurance Corporation. As of December 31, 2008 and 2007, the Company's uninsured cash balances total $15,063 and $640,088, respectively.

Schedule 1

CAPITAL INVESTMENT BROKERAGE, INC.

Supplemental Schedule of Changes in Stockholders' Equity

Years ended December 31, 2008 and 2007

	Common stock	Retained earnings	Total
Balance, December 31, 2006	$ 386,000	428,529	814,529
Net income for 2007	-	695,377	695,377
Dividends paid	-	(481,118)	(481,118)
Balance, December 31, 2007	386,000	642,788	1,028,788
Net income for 2008	-	214,135	214,135
Dividends paid	-	(617,337)	(617,337)
Balance, December 31, 2008	$ 386,000	239,586	625,586

Schedule 2

CAPITAL INVESTMENT BROKERAGE, INC.

Supplemental Schedules of Computation and Reconciliation of Net Capital in Accordance with Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2008 and 2007

		2008	2007
Total assets	$	822,784	1,227,388
Deduct: Aggregate indebtedness		(197,198)	(198,600)
Net worth		625,586	1,028,788
Add: Excluded indebtedness		-	-
Add: Subordinated indebtedness		-	-
Deduct: Non-liquid assets		(354,866)	(275,614)
Deduct: Concessions		-	-
Deduct: Securities haircuts		-	(13,423)
Net capital	$	270,720	739,751
Net capital requirements:			
Broker-dealer minimum	$	50,000	50,000
Net capital in excess of requirements		220,720	689,751
Net capital as computed above	$	270,720	739,751
Net capital per December 31 Focus report, as amended	$	270,720	739,751
Adjustments		-	-
Adjusted net capital, December 31	$	270,720	739,751

CAPITAL INVESTMENT BROKERAGE, INC.

Supplemental Schedule of Computation for Determination
of Reserve Requirements Pursuant to Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2008 and 2007

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

The Board of Directors and Stockholders
Capital Investment Brokerage, Inc.:

In planning and performing our audit of the financial statements of Capital Investment Brokerage, Inc. (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and any other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 19, 2009

CAPITAL INVESTMENT BROKERAGE, INC.

Financial Statements
and Internal Control Report

December 31, 2008 and 2007

(With Independent Auditors' Report Thereon)